UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 14, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

investor.relations@lan.com

Tel: (56-2) 2565-8785

www.latamairlinesgroup.net

Santiago, January 14th, 2015.

Mr. Carlos Pavez Tolosa

Comissioner

Securities and Insurance Comissioner

By Messenger

Dear Commissioner:

In accordance with Sections 9 and 10 of the Chilean Securities Markets Act and in General Rule #30, under due authorization, I hereby inform as MATERIAL DISCLOSURE of LATAM Airlines Group S.A., Securities Registration #306 (“LATAM”), the following:

1.	LATAM has announced today the execution of two independent joint business agreements; one with American Airlines and another with International Airlines Group S.A. (“IAG”) with its airlines British Airways and Iberia. These agreements strengthen the business collaboration of LATAM and oneworld members.

2.	These agreements will bring important benefits for passengers and clients, increasing destinations, accessing more convenient fares, improving the travel experience by delivering more flight options with better connection times and increasing the potential to developing new routes and adding more direct flights to new destinations as well as to destinations already served.

3.	These agreements are in line with the airline industry trend towards the strengthening of the collaboration among airlines belonging to the same alliance and that a great part of the main airlines in the world already has implemented agreements of this type.

4.	The agreement with British Airways and Iberia encompass the coordination of the operation of the routes between Europe and the countries in which they operate.

5.	On the other hand, the agreement with American Airlines will encompass the coordination if the flights between United States of America and Canada, and six countries in South America, namely, Brasil, Chile, Colombia, Paraguay, Peru and Uruguay.

6.	These two agreements with members of the oneworld alliance will allow, on one hand, that the airlines belonging to LATAM Airlines Group, British Airways and Iberia to coordinate their network between South America and Europe; and in the case of the airlines belonging to LATAM Airlines Group and American Airlines, to coordinate certain routes between South American and United States/Canada.

7.	These agreements are of commercial nature, they neither involve any participation in the stock of LATAM nor any change in the management of any of the airlines belonging to LATAM Airlines Group. After their implementation, each airline will keep their brands, independence in their operations and control over their respective flights.

8.	The implementation of these commercial agreements are subject to authorization by the applicable authorities in the different countries where the airlines that form part of these agreements do operate, process which is estimated to take between 12 to 18 months. In addition, once such authorizations are obtained, each commercial agreement will be implemented by their respective parties within the timeframe provided for in such agreements and subject to the finalization of each of the pending matters contemplated therein.

Please find attached the communication that LATAM will release as information of interest for the markets, in order to provide further information regarding these commercial agreements, communication which will be distributed in the relevant markets in which LATAM is traded and in which it operates.

Very sincerely yours,

Enrique Cueto Plaza

Chief Executive Officer

LATAM Airlines Group S.A.

The LATAM Airlines Group network will grow to include over 420 destinations worldwide

LATAM Airlines Group strengthens relationships with oneworld partners via two new joint business agreements, one with American Airlines and another with IAG (British Airways and Iberia)

•	These agreements will bring benefits for LATAM passengers include access to a network over 420 destinations, more flight options with better connection times, more competitive fares to destinations not served by LATAM, increased potential to developing new routes and adding more direct flights to new destinations as well as to destinations already served by LATAM.
•	The agreements will benefit South America, improving the continent’s connectivity and boosting tourism as well as business travel.
•	Both agreements are subject to regulatory approval in different countries which could take approximately 12-18 months.

Santiago, Chile—January 14, 2016 – LATAM Airlines Group (“LATAM”) announced today that it has applied for two separate joint business agreements: one with American Airlines (NASDAQ AAL) and another with International Airlines Group (IAG) for its airlines British Airways and Iberia. These agreements strengthen relationship of LATAM Airlines Group and other oneworld members, which respond to a global industry tendency.

The agreements will be gradually implemented and will include important benefits for clients of LATAM and its affiliates including:

1.	Access to a network of over 420 destinations for LATAM (Europe, United States and Canada, and South America):

•	More than 200 destinations served by American Airlines will connect to South America through more than 90 flights between North American and South America operated by American Airlines and LATAM.
•	87 destinations served by IAG (British Airways and Iberia) will connect to South America through 45 daily flights between South America and Europe operated by IAG and LATAM.

2.	More flights and better connections with:

•	2,500 daily American Airlines flights within the United States and Canada
•	More than 900 daily British Airways and Iberia flights within Europe

3.	Increased seat availability and more competitive prices to destinations not operated by LATAM :

•	More flight options and better connections to destinations that are not served by LATAM and its affiliates and more competitive fares.

4.	Increased potential of adding new routes and direct flights to new destinations as well as flights already operated by LATAM and affiliates in the future.

5.	Clients will have better options to change flights in all the routes included in the agreement

•	All flights included in the 2 agreements will be available to attend clients’ needs, such as reservation changes.

All these new services and options will be also available for LATAM frequent flyer programs (LANPASS and TAM Fidelidade) members.

Enrique Cueto, CEO of LATAM Airlines Group said: “This is excellent news for Latin America. Through these two agreements, we seek to significantly improve the benefits to our clients by providing them with greater connectivity between South America and the United States/Canada and also between South America and Europe. This step is necessary to offer the best network of connections for everyone in Latin America and increases the possibility of adding new routes and direct flights to new destinations as well as flights already operated by LATAM and affiliates in the future”.

“When great airlines can work together, customers win with more choices for when and how they travel,” said Doug Parker, chairman and CEO of American Airlines “Customers will benefit from more frequent and convenient schedule options than the carriers could offer individually. Travelers headed to Latin America will soon have more seamless access to more than 100 additional destinations with LATAM beyond American’s already extensive network”.

Both agreements with oneworld members will allow LATAM and its affiliates’ to expand the network to more than 420 destinations worldwide, operating routes from South America to the United States and Canada with American Airlines and routes from South America to Europe with IAG. The South American countries considered in the joint business agreement with American Airlines are Brazil, Chile, Colombia, Paraguay, Peru and Uruguay; and as for the other joint business agreement with IAG, the South American countries included are Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Paraguay, Peru and Uruguay.

LATAM and its affiliates’ passengers will have access to better connections to destinations that currently are not viable to operate with the fleet of LATAM and its affiliates.

The number of flights offered to destinations in the LATAM network should also increase as a result of incentivizing demand for flights that connect to destinations in the United States/Canada and Europe, which will offer passengers more itinerary options to choose from.

Willie Walsh, CEO de IAG, shared: “We already have a close commercial relationship with LATAM Airlines Group as part of oneworld and we look forward to enhancing the relationship further. This joint business would benefit customers by providing them with easier journeys to more destinations with better aligned schedules and increased frequencies. This would boost both tourism and business travel between South America and Europe”.

American Airlines and IAG passengers will have access to a broad network of destinations in South America with more than 100 destinations and more than 1,000 flights a day operated by LATAM and its affiliates and reciprocal benefits, which will increase the number of North American, Canadian and European visitors and contribute to the development and growth of the economies in the region through tourism and business travel.

The joint business agreements will also assist in strengthening the proposed strategically located LATAM hub in northeastern Brazil which would benefit from the participation of American Airlines and IAG.

Both agreements are subject to regulatory approval in different countries. Throughout the implementation of the agreements, each airline will continue to operate independently and maintain control of their respective operations. These agreements will not cause any changes to the ownership or administration of the airlines.

These agreements strengthen LATAM Airlines Group’s relationships with oneworld members and correspond to a global industry trend towards commercial cooperation.

•	Over 80% of the main airlines in the world have already implemented at least one of these type of agreements.
•	More than 30% of the long-haul air traffic in the world is operated via one of these agreements.
•	South America is the region that is the least developed in terms of these agreements.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 135 destinations in 24 countries and cargo services to about 144 destinations in 26 countries, with a fleet of 323 aircraft. In total, LATAM Airlines Group S.A. has approximately 52,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

LATAM Airlines Group announced that LATAM is the new brand for LAN Airlines, TAM Airlines and Affiliates. LATAM Airlines Group is currently working on the gradual roll-out of the new corporate brand image. The first changes will be visible starting in the first half of 2016.

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.lan.com or www.tam.com.br, respectively. Further information at www.latamairlinesgroup.net

About American Airlines Group

American Airlines Group (NASDAQ: AAL) is the holding company for American Airlines. Together with regional partners operating as American Eagle, American offers an average of nearly 6,700 flights per day to nearly 350 destinations in more than 50 countries. American is a founding member of the oneworld alliance, whose members and members-elect serve nearly 1,000 destinations with 14,250 daily flights to 150 countries. This year American Airlines Group Inc. topped Fortune Magazine’s list of best business turnarounds and its stock joined the S&P 500 index. Connect with American on Twitter @AmericanAir and at Facebook.com/AmericanAirlines.

About IAG:

International Airlines Group is one of the world’s largest airline groups with 525 aircraft flying to 255 destinations and carrying 95 million passengers each year. It is the third largest group in Europe and the sixth largest in the world, based on revenue. Formed in January 2011, IAG is the parent company of Aer Lingus, British Airways, Iberia and Vueling. It is a Spanish registered company with shares traded on the London Stock Exchange and Spanish Stock Exchanges. The corporate head office for IAG is in London, UK.

IAG combines leading airlines in Ireland, the UK and Spain, enabling them to enhance their presence in the aviation market while retaining their individual brands and current operations. The airlines’ customers benefit from a larger combined network for both passengers and cargo and a greater ability to invest in new products and services through improved financial robustness.

The airline industry is moving gradually towards consolidation though some regulatory restrictions still prevail. IAG’s mission is to play its full role in future industry consolidation both on a regional and global scale.

British Airways and Iberia are members of the oneworld alliance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO